

June 7, 2012

Via E-mail
Michael Norona
Executive Vice President and Chief Financial Officer
Advance Auto Parts, Inc.
5008 Airport Road
Roanoke, VA 24019

> **Re: Advance Auto Parts, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2011**
> **Filed February 28, 2012**
> **Response Dated May 24, 2012**
> **File No. 001-16797**

Dear Mr. Norona:

We have reviewed your response and have the following additional comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Item 8. Financial Statements and Supplementary Data

Notes to the Consolidated Financial Statements, page F-9

17. Contingencies, page F-31

1. We note your response to prior comment 2. Please clarify for us whether an estimate of the additional potential liability is not reasonably estimable or estimable but immaterial. In the first paragraph you assert a range cannot be reasonably estimated for claims that may be filed in the future. In the second paragraph you state you will revise your disclosure in future filings to indicate you are unable to estimate your potential additional liability with respect to lawsuits. In the third paragraph you discuss the procedures you have developed and undertake on a quarterly basis and indicate your calculated estimate of the potential liability for the "asbestos portfolio" has been immaterial. If your conclusion is that you are not able to estimate a range of reasonably possible losses in

addition to the amount accrued please clearly state that fact and revise your disclosure in future filings accordingly.

2. We note your assertion that claim filing rates have yet to form a predictable pattern and that as result you are unable to reasonably estimate your asbestos liability with respect to claims that may be filed in the future. Please explain in more detail how the historical experience gained over the past nine years has not provided sufficient and reasonable information to estimate a range of loss and what review procedures you undertake with respect to unasserted claims. In this regard, your quarterly legal review refers to the "asbestos portfolio" which appears to mean pending matters. If our understanding is incorrect, please advise us of the scope of matters included in the "portfolio." See FASB ASC 450-20-55.

You may contact Scott Stringer, Staff Accountant, at (202) 551-3272 or Donna Di Silvio, Staff Accountant, at (202) 551-3202 if you have questions regarding our comments. You may contact me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Andrew D. Mew

Andrew D. Mew
Accounting Branch Chief